Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214641

Prospectus

IMMUCELL CORPORATION

659,880 Shares of

Common Stock

This prospectus covers the sale, transfer or other disposition of up to 659,880 shares of common stock by certain Selling Stockholders, which, as used herein, includes donees, pledgees, transferees, and other successors-in-interest selling shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, or the Selling Stockholders. The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

ImmuCell is not offering any shares of common stock for sale under this prospectus. We will not receive any of the proceeds from the sale or other disposition of the shares of common stock by the Selling Stockholders.

Our common stock is listed on the NASDAQ Capital Market under the symbol “ICCC.” The aggregate market value of our outstanding common stock held by non-affiliates was approximately $24,938,632 based on 4,847,390 shares of outstanding common stock, of which 863,583 shares are held by affiliates, and a price of $6.26 per share, which was the last reported sale price of our common stock as quoted on NASDAQ Capital Market on December 13, 2016.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” CONTAINED HEREIN AND IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015, AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 14, 2016.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events concerning our business and to our future revenues, operating results and financial condition. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “would”, “should”, “expect”, “plan”, “anticipate”, “aim”, “intend”, “believe”, “estimate”, “target”, “forecast”, “predict”, “project”, “propose”, “potential”, or “continue”, or the negative of those terms or other comparable terminology.

Any forward-looking statements contained in this prospectus are only estimates or predictions of future events based on information currently available to our management and management’s current beliefs about the potential outcome of future events. Whether these future events will occur as management anticipates, whether we will achieve our business objectives, and whether our revenues, operating results or financial condition will be sustained or improve in future periods are subject to numerous risks. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading “Risk Factors” and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2015 and our Form 10-Q for the quarterly period ended September 30, 2016, all filed with the Securities and Exchange Commission (“SEC”), as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus. You should read these factors and the other cautionary statements made in this prospectus and in the documents we incorporate by reference into this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus or the documents we incorporate by reference into this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we have filed with the SEC, using a “shelf” registration process.

If there is any inconsistency between the information in this prospectus or information incorporated by reference having a later date, you should rely on the incorporated information having a later date. We urge you to read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before buying any of the securities being offered.

You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not, and the Selling Stockholders have not, authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus, and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information”.

In this prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “ImmuCell” or the “Company”, refer to ImmuCell Corporation.

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ABOUT IMMUCELL CORPORATION

We are a growing animal health company whose purpose is to create scientifically-proven and practical products that result in a measurable economic impact on animal health and productivity in the dairy and beef industries. We were original incorporated in Maine in 1982 and reincorporated in Delaware in 1987, in conjunction with our initial public offering of common stock. We have developed products that provide significant, immediate immunity to newborn dairy and beef cattle and are in the late stages of developing a new product that addresses mastitis, the most significant cause of economic loss to the dairy industry.

Across all product lines, our product sales for the year ended December 31, 2015 increased by 35%, or $2,632,000, to $10,229,000 from $7,597,000 in 2014, and gross margins as a percentage of product sales were 61% in 2015, as compared to 59% during 2014. Growth in sales of our lead product, First Defense® and related product line extensions, has driven the increase in our total product sales. Sales of First Defense®, and related product line extensions, aggregated 92.8% and 91.6% of our total product sales during the years ended December 31, 2015 and 2014, respectively. Sales of First Defense® and related product line extensions increased by 36%, 27% and 14% during the years ended December 31, 2015, 2014 and 2013, respectively, in comparison to the prior years. First Defense® is manufactured from hyperimmune cows’ colostrum (the milk that a cow produces immediately after giving birth) utilizing our proprietary vaccine and milk protein purification technologies. The target disease, bovine enteritis (calf scours), causes diarrhea and dehydration in newborn calves and often leads to serious sickness and even death. First Defense® is the only USDA- licensed, orally delivered scours preventive product on the market for calves with claims against E. coli K99 and coronavirus (two leading causes of scours). First Defense® provides bovine antibodies that newborn calves need but are unable to produce on their own immediately after birth. Our milk antibody products provide Immediate Immunity™ during the first few critical days of life when calves need this protection most. Studies have shown that calves that scour are more susceptible to other diseases later in life and under-perform calves that do not contract scours.

During the third quarter of 2016, our total product sales declined 20%, or $504,000, to $1,968,000 from $2,472,000 during the same period in 2015. For the nine-month period ended September 30, 2016, our total product sales declined 3%, or $204,000, to $7,330,000 from $7,534,000 during the same period in 2015.We experienced net operating income of $50,000 during the third quarter of 2016 (compared to $627,000 in the third quarter of 2015). We recorded net operating income of $771,000 during the nine-month period ended September 30, 2016, compared to $1,661,000 during the comparable period of 2015. We recorded net income of $35,000, or $0.01 per diluted share, during the third quarter of 2016 compared to $351,000, or $0.11 per diluted share during the comparable period of 2015. We recorded net income of $478,000, or $0.11 per diluted share, during the nine-month period ended September 30, 2016 compared to $924,000, or $0.29 per diluted share, during the comparable period of 2015.

We believe that the declines experienced in the third quarter of 2016 in First Defense® sales are attributable to several factors:

-	Customer order patterns were disrupted during the prolonged period of order backlog from first quarter of 2015 until the early part of the third quarter of 2016.
-	After completing a significant investment to double First Defense® production capacity during early 2016, the distribution chain was re-supplied with product largely during the second quarter of 2016.
-	When customers were unable to secure supply of First Defense®, some moved to other products (with and without claims), and some opted to use no scours preventative at all.
-	A competitive product, that experienced interrupted supply to the market during late 2014 and through the first half of 2015, has returned to the market. Some customers have reverted back to using this product.
-	The Company’s sales team needs to regain momentum lost when it was not able to focus on acquiring new customers during the period of scarce product supply.
-	Based on our informal survey of market sources, the value of a bull calf has dropped from approximately $450 last year to about $50 to $200 presently.
-	The average Class III milk price has declined from $15.80 per hundred pounds during 2015 (compared to $22.34 for 2014) to $14.38 during the first nine months of 2016. The average price of $13.48 during the first six months of the year increased to $16.18 during the third quarter of 2016.

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Although some of these unfavorable conditions appear to be improving, we do not expect to see total sales for 2016 reaching the historic high levels experienced in 2015.

The majority of our product development budget from 2000 through 2016 has been focused on the development of Mast Out®, a Nisin-based intramammary treatment of subclinical mastitis in lactating dairy cows. During the 16.75-year period that began on January 1, 2000 (the year we began the development of Mast Out®) and ended on September 30, 2016, we invested the aggregate of approximately $12,271,000 in the development of Mast Out®. This estimated allocation to Mast Out® reflects only direct expenditures and includes no allocation of product development or administrative overhead expenses. Approximately $2,891,000 of this investment was offset by product licensing revenues and grant income related to Mast Out®. Nisin is an antibacterial peptide that has been demonstrated in clinical studies to be an effective aid in the reduction of mastitis-causing organisms in dairy cows. Mastitis is a very common infection in dairy cows that results in inflammation of the mammary gland. Because dairy producers are required to discard milk for a period during and after treatment with all currently marketed mastitis treatment products due to concerns about antibiotic residue in milk, it is generally current practice to only treat mastitis when the disease has progressed to the clinical stage where the milk from an infected cow cannot be sold. We believe that Mast Out® could revolutionize the way that mastitis is treated by making earlier treatment of subclinically infected cows economically feasible by not requiring a milk discard during, or for a period of time after, treatment. No other FDA-approved mastitis treatment product on the market can offer this value proposition. Commercial introduction of Mast Out® in the United States is subject to approval of our New Animal Drug Application by the U.S. Food and Drug Administration’s Center for Veterinary Medicine (FDA), which approval cannot be assured. Foreign regulatory approvals would be required for sales in key markets outside of the United States, which would involve some similar and some different requirements.

During the third quarter of 2016, we began construction of a major expansion of our manufacturing facilities to enable us to produce Nisin for use in the production and sale of Mast Out®. We anticipate that construction of the building will be completed by the end of the third quarter of 2017, and that equipment installation will be completed during the first quarter of 2018. This facility would then produce validation batches for submittal to and review by FDA, and the facility will be inspected by FDA, as part of our NADA application process, which we hope will be complete in 2019, enabling commercial sales of Mast Out® to commence.

The estimated cost of this production facility is $20 million. As of September 30, 2016, our cash and cash equivalents totaled $9,607,000 (including approximately $5.3 million in net proceeds from our public offering of common stock completed in February 2016 and excluding $343,000 held temporarily in escrow). We previously arranged for secured credit facilities provided by TD Bank totaling $4.5 million and a line of credit totaling $500,000 to be available to fund a portion of the cost of the Nisin production facility. Approximately $651,000 had been paid towards this project as of September 30, 2016. The remaining cost of the production facility (approximately $4.4 million) we expect to fund with the approximately $3.2 million in net proceeds from the common stock issuance described in “Private Placement of Common Shares”, and with a combination of cash generated by operations in the fourth quarter of 2016 and the first and second quarters of 2017 and possibly some additional bank borrowings.

Our principal executive offices are located at 56 Evergreen Drive, Portland, ME 04103. Our telephone number is (207) 878-2770. Our website is located at www.immucell.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

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PRIVATE PLACEMENT OF COMMON SHARES

On October 17, 2016 we entered into a purchase agreement (the “Securities Purchase Agreement”) with institutional and accredited investors as part of a private placement pursuant to which we agreed to issue a total of 659,880 share of our common stock (the “Shares”) for an aggregate purchase price of $3,464,370. Closing of the private placement pursuant to the Securities Purchase Agreement occurred on October 21, 2016.

In connection with the Securities Purchase Agreement, we also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which we have filed with the SEC the registration statement of which this prospectus forms a part, relating to the offer and sale or other disposition by the holders of the Shares. Pursuant to the Registration Rights Agreement, we are obligated to file the registration statement by November 16, 2016 and to use commercially reasonable efforts to cause the registration statement to be declared effective by January 15, 2017, which is 90 days from the date of the Securities Purchase Agreement. Failure to meet those and related obligations, or failure to maintain the effective registration of the Shares, will subject ImmuCell to payment of liquidated damages.

Copies of the Securities Purchase Agreement and the Registration Rights Agreement are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The foregoing summaries of each of the transaction documents, including the warrants, are qualified in their entirety by reference to such documents.

 THE OFFERING

Common stock outstanding:	4,847,390 shares (1)

Common Stock that may be sold or otherwise disposed of by the Selling Stockholders:	659,880 shares

NASDAQ Capital Market symbol for common stock:	ICCC

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of the Shares covered by this prospectus

Risk factors:	See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 as well as our subsequently filed periodic and current reports, for a discussion of factors to consider before investing in shares of our common stock.

(1)	The number of shares shown to be outstanding is based on the number of shares of our common stock outstanding as of December 1, 2016, and does not include shares reserved for issuance upon the exercise of options granted or available under stock option plans.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (“Securities Act”), with respect to the securities covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the securities covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at www.immucell.com. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and certain information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, as well as any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made after the date of this prospectus until we sell all of the securities under this prospectus, except that we do not incorporate any document or portion of a document that was furnished and deemed by the rules of the SEC not to have been filed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 25, 2016;
•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016, filed with the SEC, respectively, on May 11, 2016, August 11, 2016 and November 10, 2016;
•	Our Current Reports on Form 8-K filed with the SEC on January 7, 2016, January 29, 2016, January 29, 2016, February 3, 2016, February 10, 2016, March 7, 2016, March 31, 2016, May 11, 2016, May 23, 2016, June 15, 2016, June 16, 2016, August 11, 2016, October 11, 2016, October 18, 2016, October 18, 2016, October 21, 2016 and November 10, 2016; and
•	Our definitive proxy statement on Schedule 14A filed on April 28, 2016 for our annual meeting of shareholders held on June 15, 2016.
•	Our Form 8-A filed with the SEC on March 18, 1987 with respect to our Common Stock.
•	Our Form 8-A filed with the SEC on September 13, 1995, as amended by Form 8-A/A filed with the SEC on June 30, 2008, with respect to our Common Stock Purchase Rights.

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Additionally, all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to effectiveness of the registration statement; and (ii) the date of this prospectus and prior to the termination or completion of this offering, shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents. Any information that we subsequently file with the SEC that is incorporated by reference as described above will automatically update and supersede any previous information that is part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Corporate Secretary at 56 Evergreen Drive, Portland, ME 04103. Our telephone number is (207) 878-2770.

RISK FACTORS

An investment in our common stock involves risks. Prior to making a decision about investing in our common stock, you should consider carefully the risks together with all of the other information contained or incorporated by reference in this prospectus, including any risks described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our subsequent filings with the SEC.

DESCRIPTION OF COMMON STOCK

The description below of our common stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 10,000,000 shares of common stock. As of December 1, 2016, there were 4,847,390 shares of common stock outstanding. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to share ratably in all assets remaining after payment of or provision for liabilities. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. There is no cumulative voting.

Effect of Certain Provisions of our Certificate of Incorporation, Bylaws and Common Stock Rights Plan

Provisions of our certificate of incorporation, our bylaws, our Common Stock Rights Plan or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors; advance notice requirements for stockholder proposals and nominations;
•	the ability of our Board of Directors to alter or repeal our bylaws;
•	the ability of our Board of Directors to refuse to redeem rights issued under our Common Stock Rights Plan or otherwise to limit or suspend its operation that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our Board of Directors; and
•	Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder (generally defined as a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder) unless the business combination is approved in a prescribed manner.

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The existence of the foregoing provisions and anti-takeover measures could depress the trading price of our common stock or limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood of obtaining a premium for our common stock in an acquisition.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Shareholder Meetings. Our bylaws provide that a special meeting of shareholders may be called only by the President or by the Board of Directors or by shareholders holding a majority of the outstanding shares of our common stock.
•	Requirements for Advance Notification of Shareholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of the Board of Directors.
•	Board of Directors Vacancies. Under our bylaws, any vacancy on the Board of Directors, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the remaining directors. Any director may be removed by vote of the holders of a majority of the outstanding shares of our common stock. The limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.
•	Board of Directors Size. Within the range specified by our bylaws, our Board of Directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors.
•	Indemnification. Our certificate of incorporation and our bylaws, as amended, provide that we will indemnify officers and directors against losses as they incur in investigations and legal proceedings resulting from their services to us, which may include service in connection with takeover defense measures.

In September 1995, our Board of Directors adopted a Common Stock Rights Plan and declared a dividend of one common share purchase right (a “Right”) for each of the then outstanding shares of the common stock of the Company. Each Right entitles the registered holder to purchase from the Company one share of common stock at an initial purchase price of $70.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The Rights (as amended) become exercisable and transferable apart from the common stock upon the earlier of i) 10 days following a public announcement that a person or group (Acquiring Person) has, without the prior consent of the Continuing Directors (as such term is defined in the Rights Agreement), acquired beneficial ownership of 20% or more of the outstanding common stock or ii) 10 days following commencement of a tender offer or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the outstanding common stock (the earlier of such dates being called the Distribution Date).

Upon the Distribution Date, the holder of each Right not owned by the Acquiring Person would be entitled to purchase common stock at a discount to the initial purchase price of $70.00 per share, effectively equal to one half of the market price of a share of common stock on the date the Acquiring Person becomes an Acquiring Person. If, after the Distribution Date, the Company should consolidate or merge with any other entity and the Company were not the surviving company, or, if the Company were the surviving company, all or part of the Company’s common stock were changed or exchanged into the securities of any other entity, or if more than 50% of the Company’s assets or earning power were sold, each Right would entitle its holder to purchase, at the Rights’ then-current purchase price, a number of shares of the acquiring company’s common stock having a market value at that time equal to twice the Right’s exercise price.

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). At any time prior to 14 days following the date that any person or group becomes an Acquiring Person (subject to extension by the Board of Directors), the Board of Directors of the Company may redeem the then outstanding Rights in whole, but not in part, at a price of $0.005 per Right, subject to adjustment.

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On June 8, 2005, our Board of Directors voted to authorize an amendment of the Rights Agreement to extend the Final Expiration Date by an additional three years, to September 19, 2008. As of June 30, 2005, we entered into an amendment to the Rights Agreement with the Rights Agent reflecting such extension. On June 6, 2008 our Board of Directors voted to authorize an amendment of the Rights Agreement to extend the Final Expiration Date by an additional three years, to September 19, 2011, and to increase the ownership threshold for determining “Acquiring Person” status from 15% to 18%. As of June 30, 2008, we entered into an amendment to the Rights Agreement with the Rights Agent reflecting such extension and threshold increase. On August 5, 2011, our Board of Directors voted to authorize amendments of the Rights Agreement to extend the Final Expiration Date by an additional three years to September 19, 2014 and to increase the ownership threshold for determining “Acquiring Person” status from 18% to 20%. As of August 9, 2011, we entered into an amendment to the Rights Agreement with the Rights Agent reflecting such extension and threshold increase. On June 10, 2014, our Board of Directors voted to authorize an amendment to the Rights Agreement to extend the final expiration date by an additional three years to September 19, 2017. As of June 16, 2014, we entered into an amendment to the Rights Agreement with the Rights Agent reflecting such extension. As of April 15, 2015, we entered into an amendment to the Rights Agreement with the Rights Agent deleting the provisions requiring that redemptions of the Rights, waivers or consents avoiding “Acquiring Person” status or certain amendments to the Rights Agreement be approved by “Continuing Directors”. No other changes have been made to the terms of the Rights or the Rights Agreement.

Our Board of Directors believes that there is some risk that the potential value of the Mast Out® product development initiative is not fairly reflected in the market price of our common stock, as it fluctuates from time to time, and that opportunistic buyers could take advantage of that disparity to the detriment of our stockholders. If this were to happen and result in a potential threat through an unsolicited acquisition effort or otherwise, our Board of Directors feels that the Common Stock Rights Plan could enhance stockholder value by providing management with negotiating leverage.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “ICCC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

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PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the Shares and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the Shares covered hereby on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling Shares:

*	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

*	block trades in which the broker-dealer will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

*	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

*	an exchange distribution in accordance with the rules of the applicable exchange;

*	privately negotiated transactions;

*	settlement of short sales;

*	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per Share;

*	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

*	a combination of any such methods of sale; or

*	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell Shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Shares or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver Shares to close out their short positions, or loan or pledge Shares to broker-dealers that in turn may sell Shares. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares.

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The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The Company has agreed to keep the registration statement that includes this prospectus effective until the earlier of (i) the date on which the Shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Company’s common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. The Company will make copies of this prospectus available to the Selling Stockholders and has informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Act).

 SELLING STOCKHOLDERS

The shares of common stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders. For additional information regarding the issuances of those shares of common stock, see "Private Placement of Common Shares" above. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time. Except for the ownership of the Shares and other shares of common stock previously acquired by such Selling Stockholders, the Selling Stockholders have not had any material relationship with the Company within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each Selling Stockholder as of November 16, 2016.

The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the Registration Rights Agreement, this prospectus generally covers the resale of the sum of the number of shares of common stock issued to the Selling Stockholders in the transaction described above, in “Private Placement of Common Shares”, as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement. The fourth column assumes the sale of all of the Shares offered by the Selling Stockholders pursuant to this prospectus.

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	Number of shares of Common Stock Owned Prior to this	Maximum Number of shares of Common Stock to be Sold Pursuant to this	Number of shares of Common Stock Owned after this Offering
Name of Selling Stockholder	Offering	Prospectus	Numbers	Percentage
Norman H. Pessin SEP IRA fbo Norman H. Pessin	480,000	230,000	250,000	5.16%
Dolphin Offshore Partners, L.P.	150,000	150,000	0	0
Craton Capital, L.P.	171,428	95,238	76,190	1.57%
Brian Lee Pessin	40,000	20,000	20,000	*
Sudbury Capital Fund, L.P.	35,000	10,000	25,000	*
CVI Investments, Inc.(1)	29,762	29,762	0	0
Iroquois Master Fund, Ltd.	19,000	19,000	0	0
Iroquois Capital Investment Group LLC	5,000	5,000	0	0
Warberg WF IV L.P.	7,500	7,500	0	0
Anthony Polak	9,983	9,524	459	*
Domaco Venture Capital Fund	30,524	9,524	21,000	*
Maura Kelly	9,524	9,524	0	0
RL Capital Partners, L.P.	9,523	9,523	0	0
Jamie Polak	4,762	4,762	0	0
Margrit Polak	4,762	4,762	0	0
RBC Capital Markets, LLC (Custodian fbo Ronald Lazar IRA)	10,661	4,761	5,900	*
Steven Farber	72,500	5,000	67,500	1.39%
John Lipman	18,000	18,000	0	0
Kevin Harris	18,000	18,000	0	0

* Less than one percent

(1) Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership to the shares. CVI investments, Inc. is affiliated with one or more FINRA member, none of whom are currently expected to participate in the sale pursuant to this prospectus of shares purchased by CVI in the private offering described elsewhere herein.

LEGAL MATTERS

Pierce Atwood LLP will pass upon legal matters in connection with the validity of the securities offered hereby.

EXPERTS

The financial statements of ImmuCell Corporation as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 incorporated by reference in this prospectus from the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of Baker Newman & Noyes LLC, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

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